Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for February 2022 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for February 2022 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In February 2022, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 43.12% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes increased by 46.97%, regional routes and international routes decreased by 18.94% and 29.89%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 50.76%, of which, passenger traffic for domestic routes and regional routes increased by 52.67% and 11.11%, respectively, international routes decreased by 8.60%, as compared with the same period last year. The passenger load factor was 68.25%, representing an increase of 3.46 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes, regional routes and international routes increased by 2.56 percentage points, 11.56 percentage points and 12.44 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in February 2022, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) increased by 12.35% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) decreased by 1.37% as compared with the same period last year. The cargo and mail load factor was 49.84%, representing a decrease of 6.93 percentage points as compared with the same period last year.

In February 2022, the Group has newly launched the following major route: Wuhan – Ningbo – Wuhan (being three flights a week).

In February 2022, the Group introduced two A319NEO aircrafts and two A321NEO aircrafts, and disposed of one A380 aircraft. As of the end of February 2022, the Group operated a fleet of 880 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	0	0	4
Airbus 350 Series	0	12	0	12
Airbus 330 Series	4	29	7	40
Airbus 320 Series	103	113	123	339
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	161	72	166	399
EMB190 Series	6	0	0	6
ARJ21	1	11	0	12

Total	291	283	306	880

As at the end of February 2022, save for the commercial aircrafts mentioned above, the Group operated a fleet of 28 civil helicopters.

KEY OPERATING DATA OF FEBRUARY 2022
Traffic	February 2022			Cumulative 2022
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	11,601.20	9.70	52.67	22,176.13	34.59
Regional	11.11	14.17	11.11	20.84	-4.68
International	217.39	-21.63	-8.60	494.76	-18.13

Total	11,829.70	8.91	50.76	22,691.73	32.68

RTK (in million)
Domestic	1,096.47	4.03	48.05	2,150.45	31.66
Regional	1.65	-6.07	5.25	3.40	-10.42
International	483.02	-9.22	-3.41	1,015.12	-11.35

Total	1,581.14	-0.42	27.28	3,168.97	13.90

RTK - Cargo and Mail (in million)
Domestic	78.40	-37.72	10.77	204.29	16.17
Regional	0.67	-25.49	-2.17	1.56	-16.14
International	463.80	-8.61	-3.16	971.30	-11.00

Total	542.87	-14.41	-1.37	1,177.14	-7.25

Passengers carried (in thousand)
Domestic	7,297.62	10.11	45.78	13,925.06	26.55
Regional	11.27	12.49	17.24	21.29	0.29
International	39.69	-5.46	0.91	81.68	-19.08

Total	7,348.59	10.02	45.38	14,028.03	26.09

Cargo and mail carried (in thousand tonnes)
Domestic	46.15	-37.89	5.59	120.45	11.73
Regional	0.68	-25.19	-1.31	1.59	-16.11
International	47.36	-10.22	-4.90	100.11	-11.84

Total	94.19	-26.39	-0.01	222.15	-0.49

Capacity	February 2022			Cumulative 2022
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	16,900.18	1.37	46.97	33,572.76	33.73
Regional	25.99	-7.54	-18.94	54.10	-27.34
International	407.02	-25.10	-29.89	950.42	-32.34

Total	17,333.19	0.52	43.12	34,577.28	30.07

ATK (in million)
Domestic	1,891.22	1.41	47.83	3,756.23	34.10
Regional	3.63	-6.32	-20.28	7.50	-26.45
International	754.40	-9.83	-2.75	1,591.06	-10.67

Total	2,649.24	-2.08	28.63	5,354.79	16.61

ATK — Cargo and Mail (in million)
Domestic	370.20	1.57	51.46	734.68	35.67
Regional	1.29	-4.04	-22.58	2.63	-24.75
International	717.77	-8.89	-0.79	1,505.53	-9.01

Total	1,089.25	-5.58	12.35	2,242.84	1.97

Load Factor	February 2022			Cumulative 2022
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	68.65	5.22	2.56	66.05	0.42
Regional	42.74	8.13	11.56	38.52	9.16
International	53.41	2.37	12.44	52.06	9.04

Total	68.25	5.26	3.46	65.63	1.29

Cargo and Mail Load Factor
Domestic	21.18	-13.36	-7.78	27.81	-4.67
Regional	51.72	-14.90	10.79	59.32	6.09
International	64.62	0.20	-1.58	64.52	-1.45

Total	49.84	-5.14	-6.93	52.48	-5.21

Overall Load Factor (RTK/ATK)
Domestic	57.98	1.47	0.09	57.25	-1.06
Regional	45.44	0.12	11.02	45.38	8.12
International	64.03	0.43	-0.44	63.80	-0.49

Total	59.68	0.99	-0.63	59.18	-1.41

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s)—Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s)—Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 March 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.